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EXHIBIT 99.1

DYNAMIC POWER CORPORATION
225 East Huntington Drive
Monrovia, California 91016
Phone: (626) 305-9109
Contact: John G. Clary

Dynamic Power Corporation Announces Offer to Acquire
All Outstanding Shares of Clary Corporation

        MONROVIA, CA—November 6, 2002 -Dynamic Power Corporation ("DPC"), a new California corporation formed by Addmaster Corporation and members of the John G. Clary family, today announced that it has proposed an offer to acquire all of the outstanding shares of common stock of Clary Corporation (PCX: CLY) not already owned by Addmaster Corporation or the Clary family at $2.00 per share in cash.

        The all-cash offer, which was made today to the Board of Directors of Clary Corporation, represents a 77% premium over the estimated un-weighted average trade of $1.13 for a share of Clary Corporation common stock during the previous three months. The trading range of Clary Corporation common stock over this same period was $0.75 to $1.30.

        The offer contemplates that Clary Corporation's shares will be acquired by DPC, a special acquisition company controlled by Addmaster Corporation and members of the John G. Clary family. Addmaster and certain members of the Clary family have executed binding agreements with DPC to transfer to DPC all of the Clary common shares held by them. Each has also granted DPC an irrevocable proxy to vote their shares of Clary common stock prior to the transfer. Addmaster Corporation and members of the John G. Clary family beneficially own 55.7% of the issued and outstanding shares of Clary Corporation.

        The offer contemplates the negotiation and execution of a binding agreement prior to December 20, 2002, which contains customary terms and conditions for transactions of this type. Addmaster is prepared to finance the acquisition pursuant to a loan agreement with DPC.

        A Special Committee of the Board of Directors of Clary Corporation has been appointed to consider DPC's offer. Clary Corporation is a California corporation that supplies continuous and back-up power systems. Clary Corporation's services include supplying supplemental power sources during power outages. In addition to his positions with Clary Corporation and DPC, John G. Clary is the president and chief executive officer of Addmaster Corporation, a California corporation that manufactures bank teller receipt printers and specializes in inkjet technologies.

A MERGER OR TENDER OFFER FOR THE OUTSTANDING SHARES OF CLARY CORPORATION COMMON STOCK HAS NOT YET COMMENCED. IF A MERGER OR TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF CLARY CORPORATION SHOULD READ THE PROXY STATEMENT OR TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER OR TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF CLARY CORPORATION CAN OBTAIN THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. SECURITY HOLDERS OF CLARY CORPORATION MAY ALSO OBTAIN COPIES OF THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE BY CONTACTING DYNAMIC POWER CORPORATION WHEN THE DOCUMENTS BECOME AVAILABLE.

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EXHIBIT 99.1